September 1, 2006

MAIL STOP 3561

via facsimile and U.S. mail

Matthew L. Schissler, Chief Executive Officer
Cord Blood America, Inc.
9000 West Sunset Boulevard, Suite 400
West Hollywood CA 90069

Re: Cord Blood America, Inc.
Form SB-2
Registrant's August 17, 2006 Supplemental Response to the
Staff's August 14, 2006 Comment Letter
on Amendment 1 filed July 14, 2006
File No. 333-131819

Dear Mr. Schissler:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to the comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter

1. We note your response to comment number one of our letter dated August 14, 2006. However, we continue to believe that given the nature and size of the transaction being registered, we do not believe it is appropriately characterized as

a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) of Regulation C of the Securities Act.

2. We note the amendment to the Securities Purchase Agreement and related agreements on June 27, 2006. In light of the amendment, please explain how the transaction was a completed private placement. We may have further comment.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date

You may contact Susann Reilly at (202) 551-3236 if you have questions.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Ronald S. Haligman, Esq.
Clayton E. Parker, Esq.
Christopher K. Davies, Esq.
 Kirkpatrick & Lockhart Nicholson Graham LLP
 By FAX (305) 358-7095